Exhibit 99.1
For Immediate Release
July 29, 2008
SAP Reports Strong Growth in Software and Software-Related Service
Revenues and Refines Annual Outlook to Reach Upper-End of Range
     WALLDORF – July 29, 2008 – SAP AG (NYSE: SAP) today announced its preliminary financial results for the second quarter and six months ended June 30, 2008.
HIGHLIGHTS – Second Quarter 2008

	SAP - Second Quarter 2008*
	U.S. GAAP				Non-GAAP**
									% change
			%				%		constant
€ million	Q2/2008	Q2/2007	change		Q2/2008	Q2/2007	change		currency***

Software revenues	898	716	25		898	716	25		34
Software and software-related service revenues	2,061	1,704	21		2,113	1,704	24		32
Total revenues	2,858	2,421	18		2,910	2,421	20		28
Operating income	593	581	2		711	594	20		30
Operating margin (%)	20.7	24.0	-3.3	pp	24.4	24.5	-0.1	pp	0.5	pp
Income from continuing operations	411	453	-9		497	461	8		—
Net income	408	449	-9		494	457	8		—
Basic EPS from cont. operations (€)	0.34	0.37	-8		0.42	0.38	11		—

*	All figures are preliminary and unaudited and are based on the current status of the purchase price allocation for the Business Objects acquisition which is not yet final.

**	Revenue line items are adjusted for the Business Objects support revenue that Business Objects would have recognized had it remained a standalone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges. See Appendix at the end of the financial section of the press release for explanations of the Non-GAAP measures used in this press release and for related reconciliations to U.S. GAAP.

***	Constant currency Non-GAAP revenue and operating income figures are calculated by translating Non-GAAP revenue and Non-GAAP operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s Non-GAAP constant currency numbers with the Non-GAAP number of the previous year’s respective period. See Appendix at the end of the financial section of press release for details.

SAP Reports Strong Growth in Software and Software-Related Service Revenues	Page 2
Revenues
•	Second quarter 2008 U.S. GAAP software and software-related service revenues were €2.06 billion (2007: €1.70 billion), representing an increase of 21% compared to the second quarter of 2007. Non-GAAP software and software-related service revenues, which exclude a non-recurring deferred support revenue write-down from the acquisition of Business Objects of €52 million, for the second quarter of 2008 were €2.11 billion (2007: €1.70 billion). This represents an increase of 24% (32% at constant currencies) compared to the second quarter of 2007. If SAP’s reporting currency was the U.S. Dollar, Non-GAAP software and software-related service revenues for the second quarter would have increased 44% compared to the same period one year ago.

•	Excluding the contribution from Business Objects, SAP’s business contributed 16 percentage points to the constant currency growth of the Non-GAAP software and software-related service revenues for the second quarter of 2008.

•	U.S. GAAP total revenues for the 2008 second quarter were €2.86 billion (2007: €2.42 billion), which was a year-over-year increase of 18%. Non-GAAP total revenues, which exclude a non-recurring deferred support revenue write-down from the acquisition of Business Objects of €52 million for the second quarter of 2008, were €2.91 billion (2007: €2.42 billion), which is an increase of 20% (28% at constant currencies) compared to the second quarter of 2007.

•	Second quarter 2008 U.S. GAAP software revenues were €898 million (2007: €716 million), representing an increase of 25% (34% at constant currencies) compared to the second quarter of 2007.
Income
•	U.S. GAAP operating income for the second quarter was €593 million (2007: €581 million), which was an increase of 2% compared to the second quarter of 2007. Second quarter Non-GAAP operating income, which excludes a non-recurring deferred support revenue write-down from the acquisition of Business Objects and acquisition-related charges totaling €118 million, was €711 million (2007: €594 million), which was an increase of 20% (30% at constant currencies) compared to the second quarter of 2007.

•	The U.S. GAAP operating margin for the second quarter of 2008 was 20.7% (2007: 24.0%). The second quarter Non-GAAP operating margin was 24.4% (2007: 24.5%), or 25.0% at constant currencies. Both the U.S. GAAP and the Non-GAAP operating margins were impacted by 1) €24 million expensed in the second quarter of 2008 for the

SAP Reports Strong Growth in Software and Software-Related Service Revenues	Page 3
settlement of a litigation and, 2) one-time expenses associated with the integration of Business Objects (which are not acquisition-related charges) of approximately €11 million.

•	U.S. GAAP income from continuing operations for the second quarter of 2008 was €411 million (2007: €453 million), representing a decrease of 9% compared to the second quarter of 2007. Non-GAAP income from continuing operations, which excludes a non-recurring deferred support revenue write-down from the acquisition of Business Objects and acquisition-related charges totaling €86 million, was €497 million (2007: €461 million), representing an increase of 8% compared to the second quarter of 2007. Second quarter 2007 U.S. GAAP and Non-GAAP income from continuing operations were positively impacted by an effective tax rate of 25.5% and 25.8%, respectively, partly resulting from non-recurring tax effects.

•	U.S. GAAP earnings per share from continuing operations for the second quarter of 2008 was €0.34 (2007: €0.37), which was a decrease of 8% compared to the same period in 2007. Non-GAAP earnings per share from continuing operations for the second quarter of 2008 was €0.42 (2007: €0.38), which was an increase of 11% compared to the same period in 2007.
Core Enterprise Applications Vendor Share
     SAP reported its tenth consecutive quarter of share gains. Based on U.S. GAAP second quarter 2008 software and software-related service revenues on a rolling four-quarter basis, SAP’s worldwide share of Core Enterprise Applications vendors, which account for approximately $38.1 billion in software and software-related service revenues as defined by the Company based on industry analyst research, was 33.7% for the four-quarter period ended June 30, 2008. This represents an increase of 1.1 percentage points compared to the four-quarter period ended March 31, 2008 and a 7.7 percentage point increase compared to the four quarter period ended June 30, 2007, of which approximately 4.5 percentage points came from organic growth and 3.2 percentage points from the acquisition of Business Objects.
     “We performed very well in the second quarter, in which our 32% growth in Non-GAAP software and software-related service revenues at constant currencies marked our 18th consecutive quarter of double-digit growth,” said Henning Kagermann, co-CEO of SAP. “Our organic growth, which excludes the contribution from Business Objects, was just as impressive, contributing 16 percentage points to the constant currency growth of software and software-related service revenues. We can attribute our strong performance to good overall

SAP Reports Strong Growth in Software and Software-Related Service Revenues	Page 4
execution and the continued strength in all three core areas of our business, the established business, the midmarket and business user solutions.”
     Mr. Kagermann continued, “SAP is unique in that we provide a truly open business process platform, with a fully integrated suite of software solutions built on top, along with a very dynamic ecosystem developing solutions around it. Our unique offering puts us on a short list of strategic solutions for CEO’s whether they are seeking efficiencies, compliance or growth for their companies.”
Cash Flow
Operating cash flow from continuing operations for the first six months of 2008 was €1.37 billion (2007: €1.02 billion). Free cash flow for the first six months of 2008 was €1.20 billion (2007: €828 million), which was 23% of total revenues (2007: 18%). At June 30, 2008, the Company had total group liquidity of €1.5 billion (December 31, 2007: €2.8 billion), which includes cash and cash equivalents, restricted cash and short term investments.
Share Buyback
In the second quarter of 2008 the Company bought back 3.8 million shares at an average price of €32.58 (€124.2 million). Of the total shares purchased in the second quarter, 265,971 shares were subsequently acquired from the Company by employees who exercised stock options under SAP’s share-based compensation programs. The number of shares bought back in the second quarter of 2008 represented 0.31% of the total shares outstanding. At June 30, 2008, the Company held Treasury Stock in the amount of 57.9 million shares (approximately 4.6% of total shares outstanding) at an average price of €35.31. For the first six months of 2008, the Company invested €382.6 million buying back approximately 11.8 million shares at an average price of €32.31.

SAP Reports Strong Growth in Software and Software-Related Service Revenues	Page 5
HIGHLIGHTS – Six Months 2008
Business Objects is included in the results from January 21, 2008 onwards.

	SAP – Six Months 2008*
	U.S. GAAP			Non-GAAP**
								% change
			%			%		constant
€ million	H1/2008	H1/2007	change	H1/2008	H1/2007	change		currency***

Software revenues	1,520	1,278	19	1,520	1,278	19		27
Software and software-related service revenues	3,797	3,219	18	3,896	3,219	21		28
Total revenues	5,318	4,583	16	5,417	4,583	18		25
Operating income	952	1,017	-6	1,200	1,041	15		26
Operating margin (%)	17.9	22.2	-4.3pp	22.2	22.7	-0.5	pp	0.1	pp
Income from continuing operations	658	765	-14	842	780	8		—
Net income	650	759	-14	834	774	8		—
Basic EPS from cont. operations (€)	0.55	0.63	-13	0.71	0.64	11		—

*	All figures are preliminary and unaudited and are based on the current status of the purchase price allocation for the Business Objects acquisition which is not yet final.

**	Revenue line items are adjusted for the Business Objects support revenue that Business Objects would have recognized had it remained a standalone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges. See Appendix at the end of the financial section of the press release for explanations of the Non-GAAP measures used in this press release and for related reconciliations to U.S. GAAP.

***	Constant currency Non-GAAP revenue and operating income figures are calculated by translating Non-GAAP revenue and Non-GAAP operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s Non-GAAP constant currency numbers with the Non-GAAP number of the previous year’s respective period. See Appendix at the end of the financial section of press release for details.
Revenues
•	Six months 2008 U.S. GAAP software and software-related service revenues were €3.80 billion (2007: €3.22 billion), representing an increase of 18% compared to the first half of 2007. Non-GAAP software and software-related service revenues, which exclude a non-recurring deferred support revenue write-down from the acquisition of Business Objects of €99 million, for the first six months of 2008 were €3.90 billion (2007: €3.22 billion). This represents an increase of 21% (28% at constant currencies) compared to the first half of 2007. If SAP’s reporting currency was the U.S. Dollar, Non-GAAP software and software-related service revenues for the first half would have increased 40% compared to the same period one year ago.

SAP Reports Strong Growth in Software and Software-Related Service Revenues	Page 6
•	Excluding the contribution from Business Objects, SAP’s business contributed 14 percentage points to the constant currency growth of the Non-GAAP software and software-related service revenues for the first half of 2008.

•	U.S. GAAP total revenues for the 2008 first half were €5.32 billion (2007: €4.58 billion), which was a year-over-year increase of 16%. Non-GAAP total revenues, which exclude a non-recurring deferred support revenue write-down from the acquisition of Business Objects of €99 million for the first six months of 2008, were €5.42 billion (2007: €4.58 billion), which is an increase of 18% (25% at constant currencies) compared to the first half of 2007.

•	First Half 2008 U.S. GAAP software revenues were €1.52 billion (2007: €1.28 billion), representing an increase of 19% (27% at constant currencies) compared to the first six months of 2007.
Income
•	U.S. GAAP operating income for the 2008 six-month period was €952 million (2007: €1.02 billion), which was a decrease of 6% compared to the same period for 2007. First-half Non-GAAP operating income, which excludes a non-recurring deferred support revenue write-down from the acquisition of Business Objects and acquisition-related charges totaling €248 million, was €1.20 billion (2007: €1.04 billion), which was an increase of 15% (26% at constant currencies) compared to the first half of 2007.

•	The U.S. GAAP operating margin for the 2008 six-month period was 17.9% (2007: 22.2%). The first-half Non-GAAP operating margin was 22.2% (2007: 22.7%), or 22.8% at constant currencies. Both the U.S. GAAP and the Non-GAAP operating margins were impacted by 1) €24 million expensed in the second quarter of 2008 for the settlement of a litigation and, 2) one-time expenses associated with the integration of Business Objects (which are not acquisition-related charges) of approximately €18 million.

•	U.S. GAAP income from continuing operations for the first half of 2008 was €658 million (2007: €765 million), representing a decrease of 14% compared to the same period for 2007. Non-GAAP income from continuing operations, which excludes a non-recurring deferred support revenue write-down from the acquisition of Business Objects and acquisition-related charges totaling €184 million, was €842 million (2007: €780 million), representing an increase of 8% compared to the first half of 2007. Six-month 2007 U.S. GAAP and Non-GAAP income from continuing operations were positively impacted by a

SAP Reports Strong Growth in Software and Software-Related Service Revenues	Page 7
2007	second quarter effective tax rate of 25.5% and 25.8%, respectively, partly resulting from non-recurring tax effects.
•	U.S. GAAP earnings per share from continuing operations for the first half of 2008 was €0.55 (2007: €0.63), which was a decrease of 13% compared to the same period in 2007. Non-GAAP earnings per share from continuing operations for the 2008 six-month period was €0.71 (2007: €0.64), which was an increase of 11% compared to the same period in 2007.
BUSINESS OUTLOOK
     The Company is providing the following outlook for the full-year 2008, which has changed from the previous outlook provided on April 30, 2008. The Company has refined the outlook for Non-GAAP software and software-related service revenues at constant currencies and Non-GAAP operating margin at constant currencies.
•	The Company reaffirmed that it expects full-year 2008 Non-GAAP software and software-related service revenue, which excludes a non-recurring deferred support revenue write-down from the acquisition of Business Objects of approximately €180 million, to increase in a range of 24% – 27% at constant currencies (2007: €7.428 billion), but the Company now expects to reach the upper end of the range. The Company reaffirmed that SAP’s business, excluding the contribution from Business Objects, is expected to contribute 12 – 14 percentage points to this growth, but the Company now expects the contribution to reach the upper end of the range.

•	The Company reaffirmed that it expects the full-year 2008 Non-GAAP operating margin at constant currencies, which excludes a non-recurring deferred support revenue write-down from the acquisition of Business Objects and acquisition-related charges, to be in the range of 28.5% – 29.0% (2007 non-GAAP operating margin: 27.3%), but the Company now expects to reach the upper end of the range.

•	The Company continues to project an effective tax rate of 31.0% to 31.5% (based on U.S. GAAP income from continuing operations) for 2008.

SAP Reports Strong Growth in Software and Software-Related Service Revenues	Page 8
KEY EVENTS – Second Quarter 2008
•	In the second quarter of 2008, SAP closed major contracts in several key regions including Carlsberg Breweries A/S, Comet Group Plc, Fiat Services S.p.A., GDF SUEZ, Saudi Electricity Company (SEC) in EMEA; AmerisourceBergen Corporation, Brown Shoe Company, Freeman, Marisa Lojas Varejistas Ltda, The City of Edmonton in Americas; and China Petroleum & Chemical, KPIT Cummins Infosystems Ltd, Neptune Orient Lines Ltd, India Oil and Natural Gas Corporation, Shanxi Electric I/E Power Corp., SUMISHO COMPUTER SYSTEMS in the Asia Pacific Japan region.

•	On June 17, 2008, SAP announced its intent to acquire Visiprise, Inc. With the addition of Visiprise, SAP will deliver on its “Perfect Plant” strategy to bring together core SAP solutions with the software, hardware and services offerings of ecosystem partners to drive innovation for discrete manufacturers.

•	On May 20, 2008, SAP announced Unilever’s implementation of SAP NetWeaver Master Data Management (SAP NetWeaver MDM) component to support five countries in the Asia/AMET (Africa, Middle-East and Turkey) region. Unilever requires a unified view of master data to remain agile and quickly address changing business needs while maintaining strong local market performance.

•	On May 19, 2008, SAP announced that it will support Daimler AG as a global IT solution provider in order to drive Daimler’s comprehensive IT harmonization strategy.

•	On May 19, 2008, SAP announced that Bayer MaterialScience selected the latest version of the SAP Customer Relationship Management (SAP CRM) application, SAP CRM 2007, to help enable its global sales force to deliver superior value to its customers.

•	On May 19, 2008, SAP announced new CRM functionality in the SAP Business All-in-One solution. CRM functionality in SAP Business All-in-One will considerably enhance SAP’s midsize customers’ ability to pursue new customer strategies and manage entire end-to-end business processes with preconfigured best practices.

•	SAP’s international customer conference SAPPHIRE 2008, held in Orlando, Florida, May 4-7 and Berlin, Germany May 19 – 21 focused on “Business Beyond Boundaries.” During SAPPHIRE 2008, customers from throughout the world showed how they utilize and benefit from SAP solutions to build “business beyond boundaries.”

•	On May 5, 2008, SAP and Satyam Computer Services Ltd. announced a new partnership to help businesses accelerate co-innovation and improve their return on investment. Under a new agreement, Satyam has become an SAP global services partner to help companies worldwide to reliably and rapidly implement SAP solutions and transform business processes.

•	On May 5, 2008, SAP announced that it would further extend its partnership with IBM for SAP Business All-in-One solutions.

SAP Reports Strong Growth in Software and Software-Related Service Revenues	Page 9
•	On May 5, 2008, SAP announced that Infosys signed up to the SAP Global Service Partner Program. This announcement marked an important milestone in the relationship between the two organizations, which have been working together for more than five years to help companies realize information technology (IT) and business results from their investments in SAP applications.

•	On May 2, 2008, SAP and Research In Motion (RIM) announced a co-innovation partnership to usher in a new era in enterprise mobility. Both companies have joined forces to change the way people work, by enabling anytime, anywhere mobile access to SAP enterprise applications through the widely adopted BlackBerry® platform.

•	On April 2, 2008, SAP announced the appointment of SAP Deputy CEO Léo Apotheker as the company’s co-CEO alongside SAP CEO Henning Kagermann. The supervisory board also appointed to the SAP Executive Board three new members, effective July 1, 2008: Corporate Officers Erwin Gunst, Bill McDermott and Jim Hagemann Snabe.
Use of Non-GAAP Financial Measures
This press release contains certain financial measures such as Non-GAAP revenues, Non-GAAP operating income, Non-GAAP operating margin, free cash flow, constant currency revenue and operating income measures, as well as U.S. Dollar based Non-GAAP revenue numbers. These measures are not prepared in accordance with U.S. GAAP and therefore are considered non-GAAP financial measures. Our non-GAAP financial measures may not correspond to non-GAAP financial measures that other companies report. The non-GAAP financial measures that we report should be considered as additional to, and not as a substitute for or superior to revenue, operating margin or our other measures of financial performance prepared in accordance with U.S. GAAP. See the Appendix at the end of the financial section of this press release for additional information regarding the Non-GAAP measures included in this press release and for the reconciliations to the corresponding U.S. GAAP measures.
Core Enterprise Applications Vendor Share
The Company provides share data based on the vendors of Core Enterprise Applications solutions, which account for approximately $38.1 billion in software and software-related service revenues as defined by the Company based on industry analyst research. For 2008, industry analysts project approximately 7% year-on-year growth for Core Enterprise Applications vendors. For its quarterly share calculation, SAP assumes that this approximate 7% growth will not be linear throughout the year. Instead, quarterly adjustments are made based on the financial performance of a sub set of (approximately 25) Core Enterprise Application vendors.

SAP Reports Strong Growth in Software and Software-Related Service Revenues	Page 10
Webcast/Supplementary Financial Information
SAP senior management will host a conference call today at 3:00 pm (CEDT) / 2:00 pm (GMT) / 9:00 am (EDT) / 6:00 am (PDT). The conference call will be Webcast live on the Company’s Web site at <http://www.sap.com/investor> and will be available for replay purposes as well. Supplementary financial information pertaining to the quarterly results can be found at http://www.sap.com/investor.
About SAP
SAP is the world’s leading provider of business software, offering applications and services that enable companies of all sizes and in more than 25 industries to become best-run businesses. With around 75,000 customers in over 120 countries, SAP is listed on several exchanges, including the Frankfurt stock exchange and NYSE, under the symbol “SAP.” (For more information, visit www.sap.com)
(*) SAP defines business software as comprising enterprise resource planning and related applications.
# # #
Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “outlook,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.
Copyright © 2008 SAP AG. All rights reserved.
SAP, R/3, mySAP, mySAP.com, xApps, xApp, SAP NetWeaver and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP AG in Germany and in several other countries all over the world. All other product and service names mentioned are the trademarks of their respective companies. Data contained in this document serve informational purposes only. National product specifications may vary.
For more information, press only:
Herbert Heitmann, +49 (6227) 7-61137, herbert.heitmann@sap.com, CET
Christoph Liedtke, +49 6227 7-50383, christoph.liedtke@sap.com, CET
Andy Kendzie +1 (202) 312-3919, andy.kendzie@sap.com, EST
For more information, financial community only:
Stefan Gruber, +49 (6227) 7-44872, investor@sap.com, CET
Martin Cohen, +1 (212) 653-9619, investor@sap.com, EST
Appendix — Financial Information to Follow

Financial Information
for the Second Quarter 2008
– Condensed, Preliminary and Unaudited –

page
Financial Statements
Statements of Income	F1 and F2
Revenue in U.S. Dollar	F3
Balance Sheets	F4
Statements of Cash Flow	F5

Supplementary Financial Information
Revenue by Region	F6 and F7
Share-based Compensation	F8
Free Cash Flow	F8
Headcount	F8
Multi Quarter Overview	F9

Appendix
Explanation of Non-GAAP Measures	F10

CONSOLIDATED INCOME STATEMENT
(U.S. GAAP, Non-GAAP* and Non-GAAP at Constant Currency**)
Preliminary and unaudited

	Three months ended June 30,
	2008					2007			% change
					Non-GAAP								Non-GAAP
				Currency	constant								constant
€ millions, unless otherwise stated	U.S. GAAP	Adj.*	Non-GAAP*	impact**	currency**	U.S. GAAP	Adj.*	Non-GAAP*	U.S. GAAP		Non-GAAP*		currency**

Software revenue	898	0	898	63	961	716	0	716	25		25		34
Support revenue	1,099	52	1,151	69	1,220	944	0	944	16		22		29
Subscription and other software-related service revenue	64	0	64	2	66	44	0	44	45		45		50
Software and software-related service revenue	2,061	52	2,113	134	2,247	1,704	0	1,704	21		24		32
Consulting revenue	628	0	628	39	667	556	0	556	13		13		20
Training revenue	114	0	114	7	121	104	0	104	10		10		16
Other service revenue	26	0	26	2	28	28	0	28	-7		-7		0
Professional services and other service revenue	768	0	768	48	816	688	0	688	12		12		19
Other revenue	29	0	29	2	31	29	0	29	0		0		7

Total revenue	2,858	52	2,910	184	3,094	2,421	0	2,421	18		20		28

Cost of software and software-related services	-418	45	-373			-305	11	-294	37		27
Cost of professional services and other services	-581	0	-581			-524	0	-524	11		11
Research and development	-421	1	-420			-353	1	-352	19		19
Sales and marketing	-681	20	-661			-535	1	-534	27		24
General and administration	-169	0	-169			-127	0	-127	33		33
Other operating income/expense, net	5	0	5			4	0	4	25		25

Total operating expenses	-2,265	66	-2,199	-121	-2,320	-1,840	13	-1,827	23		20		27

Operating income	593	118	711	63	774	581	13	594	2		20		30

Other non-operating income/expense, net	19	0	19			-4	0	-4	-575		-575
Financial income/expense, net	-13	0	-13			34	0	34	-138		-138

Income from continuing operations before income taxes	599	118	717			611	13	624	-2		15

Income taxes	-188	-32	-220			-156	-5	-161	21		37
Minority interests	0	0	0			-2	0	-2	N/A		N/A

Income from continuing operations	411	86	497			453	8	461	-9		8

Loss from discontinued operations, net of tax	-3	0	-3			-4	0	-4	-25		-25

Net income	408	86	494			449	8	457	-9		8

Earnings per Share (EPS)
EPS from continuing operations – basic in €	0.34		0.42			0.37		0.38	-8		11
EPS from continuing operations – diluted in €	0.34		0.42			0.37		0.38	-8		11
EPS from net income – basic in €	0.34		0.41			0.37		0.38	-8		8
EPS from net income – diluted in €	0.34		0.41			0.37		0.38	-8		8

Weighted average number of shares***	1,191		1,191			1,208		1,208

Key Ratios
Operating margin	20.7%		24.4%		25.0%	24.0%		24.5%	-3.3	pp	-0.1	pp	-0.5	pp
Effective tax rate from continuing operations	31.4%		30.7%			25.5%		25.8%

*	adjustments in the revenue line items are for the Business Objects support revenue that Business Objects would have recognized had it remained a stand-alone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges. See Appendix for details

**	constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s Non-GAAP constant currency numbers with the Non-GAAP number of the previous year’s respective period. See Appendix for details

***	in millions, treasury stock excluded

F1

CONSOLIDATED INCOME STATEMENT
(U.S. GAAP, Non-GAAP* and Non-GAAP at Constant Currency**)
Preliminary and unaudited

	Six months ended June 30,
	2008					2007			% change
					Non-GAAP								Non-GAAP
				Currency	constant								currency**
€ millions, unless otherwise stated	U.S. GAAP	Adj.*	Non-GAAP*	impact**	currency**	U.S. GAAP	Adj.*	Non-GAAP*	U.S. GAAP		Non-GAAP*		constant

Software revenue	1,520	0	1,520	106	1,626	1,278	0	1,278	19		19		27
Support revenue	2,157	99	2,256	123	2,379	1,858	0	1,858	16		21		28
Subscription and other software-related service revenue	120	0	120	3	123	83	0	83	45		45		48
Software and software-related service revenue	3,797	99	3,896	232	4,128	3,219	0	3,219	18		21		28
Consulting revenue	1,215	0	1,215	71	1,286	1,074	0	1,074	13		13		20
Training revenue	218	0	218	13	231	198	0	198	10		10		17
Other service revenue	51	0	51	4	55	56	0	56	-9		-9		-2
Professional services and other service revenue	1,484	0	1,484	88	1,572	1,328	0	1,328	12		12		18
Other revenue	37	0	37	2	39	36	0	36	3		3		8

Total revenue	5,318	99	5,417	322	5,739	4,583	0	4,583	16		18		25

Cost of software and software-related services	-785	93	-692			-592	21	-571	33		21
Cost of professional services and other services	-1,148	0	-1,148			-1,029	0	-1,029	12		12
Research and development	-838	15	-823			-692	1	-691	21		19
Sales and marketing	-1,278	41	-1,237			-1,013	2	-1,011	26		22
General and administration	-321	0	-321			-246	0	-246	30		30
Other operating income/expense, net	4	0	4			6	0	6	-33		-33

Total operating expenses	-4,366	149	-4,217	-213	-4,430	-3,566	24	-3,542	22		19		25

Operating income	952	248	1,200	109	1,309	1,017	24	1,041	-6		15		26

Other non-operating income/expense, net	18	0	18			-7	0	-7	-357		-357
Financial income/expense, net	-15	0	-15			70	0	70	-121		-121

Income from continuing operations before income taxes	955	248	1,203			1,080	24	1,104	-12		9

Income taxes	-297	-64	-361			-313	-9	-322	-5		12
Minority interests	0	0	0			-2	0	-2	N/A		N/A

Income from continuing operations	658	184	842			765	15	780	-14		8

Loss from discontinued operations, net of tax	-8	0	-8			-6	0	-6	33		33

Net income	650	184	834			759	15	774	-14		8

Earnings per Share (EPS)
EPS from continuing operations – basic in €	0.55		0.71			0.63		0.64	-13		11
EPS from continuing operations – diluted in €	0.55		0.71			0.63		0.64	-13		11
EPS from net income – basic in €	0.54		0.70			0.63		0.64	-14		9
EPS from net income – diluted in €	0.54		0.70			0.63		0.64	-14		9

Weighted average number of shares***	1,194		1,194			1,211		1,211

Key Ratios
Operating margin	17.9%		22.2%		22.8%	22.2%		22.7%	-4.3	pp	-0.5	pp	-0.1	pp
Effective tax rate from continuing operations	31.1%		30.0%			29.0%		29.2%

*	adjustments in the revenue line items are for the Business Objects support revenue that Business Objects would have recognized had it remained a stand-alone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges. See Appendix for details

**	constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s Non-GAAP constant currency numbers with the Non-GAAP number of the previous year’s respective period. See Appendix for details

***	in millions, treasury stock excluded

F2

Revenue in U.S. Dollar
Preliminary and unaudited

	Three months ended June 30,
	Software			Software and
	Revenue			Software-Related Service Revenue
	2008	2007	% change	2008	2007	% change

U.S. GAAP Revenue in Euro	€898	€716	25%	€2,061	€1,704	21%
Respective Measure in U.S. Dollar	$1,397	$961	45%	$3,214	$2,293	40%
Adjustment*	0	0	—	$81	0	—
U.S. Dollar Non-GAAP Revenue	$1,397	$961	45%	$3,295	$2,293	44%

*	adjustments in the revenue line items are for the Business Objects support revenue that Business Objects would have recognized had it remained a stand-alone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination rules.

	Six months ended June 30,
	Software			Software and
	Revenue			Software-Related Service Revenue
	2008	2007	% change	2008	2007	% change

U.S. GAAP Revenue in Euro	€1,520	€1,278	19%	€3,797	€3,219	18%
Respective Measure in U.S. Dollar	$2,355	$1,704	38%	$5,844	$4,286	36%
Adjustment*	0	0	—	$154	0	—
U.S. Dollar Non-GAAP Revenue	$2,355	$1,704	38%	$5,998	$4,286	40%

*	adjustments in the revenue line items are for the Business Objects support revenue that Business Objects would have recognized had it remained a stand-alone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination rules.

F3

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. GAAP)
Preliminary and unaudited

€ millions	June 30, 2008	December 31, 2007

Assets

Cash and cash equivalents	1,411	1,608
Restricted cash	3	550
Short-term investments	99	598
Accounts receivable, net	2,874	2,895
Other assets	513	541
Deferred income taxes	148	125
Prepaid expenses/deferred charges	143	76
Assets classified as held for disposal	15	15
Current assets	5,206	6,408

Goodwill	4,911	1,423
Intangible assets, net	1,200	403
Property, plant, and equipment, net	1,359	1,316
Investments	101	89
Accounts receivable, net	2	3
Other assets	646	555
Deferred income taxes	160	146
Prepaid expenses/deferred charges	26	23
Noncurrent assets	8,405	3,958

Total assets	13,611	10,366

€ millions	June 30, 2008	December 31, 2007

Liabilities, Minority interests and Shareholders’ equity

Accounts payable	654	715
Income tax obligations	377	341
Other liabilities	1,287	1,456
Provisions	203	154
Deferred income taxes	53	47
Deferred income	1,396	477
Liabilities associated with assets classified as held for disposal	11	9
Current liabilities	3,981	3,199
Accounts payable	5	10
Income tax obligations	98	90
Other liabilities	2,691	79
Provisions	429	369
Deferred income taxes	176	73
Deferred income	37	42
Noncurrent liabilities	3,436	663
Total liabilities	7,417	3,862

Minority interests	2	1

Common stock, no par value	1,246	1,246
Treasury stock	-2,044	-1,734
Additional paid-in capital	342	347
Retained earnings	7,214	7,159
Accumulated other comprehensive loss	-566	-515
Shareholders’ equity	6,192	6,503

Total liabilities, Minority interests and Shareholders’ equity	13,611	10,366

Days Sales Outstanding	68	66

F4

CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. GAAP)
Preliminary and unaudited

	Six months ended June 30,
€ millions	2008	2007

Net income	650	759
Net loss from discontinued operations	8	6
Minority interests	0	2
Income from continuing operations before minority interests	658	767

Adjustments to reconcile income from continuing operations before minority interests to net cash provided by operating activities:
Depreciation and amortization	271	120
Losses from equity investees	1	1
Losses on disposal of intangible assets and property, plant, and equipment	1	0
Gains on disposal of investments	-9	-2
Writeups/downs of financial assets	0	0
Allowances for doubtful accounts	35	0
Impacts of hedging for cash-settled share-based payment plans	12	13
Stock-based compensation including income tax benefits	14	10
Excess tax benefit from share-based compensation	-8	0
Deferred income taxes	-44	1
Change in accounts receivable	225	153
Change in other assets	-65	-309
Change in accrued and other liabilities	-626	-484
Change in deferred income	906	754

Net cash provided by operating activities from continuing operations	1,371	1,024

Acquisition of minority interests in subsidiaries	0	-48
Business combinations, net of cash and cash equivalents acquired	-3,689	-345
Repayment of acquirees’ debt in business combinations	-450	0
Purchase of intangible assets and property, plant, and equipment	-171	-196
Proceeds from disposal of intangible assets and property, plant, and equipment	20	12
Cash transferred to restricted cash	-451	0
Reduction of restricted cash	1,000	0
Purchase of investments	-14	-512
Sales of investments	504	538
Purchase of other financial assets	-7	-7
Sales of other financial assets	7	7

Net cash used in investing activities from continuing operations	-3,251	-551

Dividends paid	-594	-556
Purchase of treasury stock	-383	-506
Proceeds from reissuance of treasury stock	45	42
Proceeds from issuance of common stock (share-based compensation)	8	13
Excess tax benefit from share-based compensation	8	0
Proceeds from short-term and long-term debt	3,859	18
Repayments of short-term and long-term debt	-1,260	-13
Proceeds from the exercise of equity-based derivative instruments (STAR hedge)	66	75
Purchase of equity-based derivative instruments (hedge for cash-settled share-based payment plans)	-55	0

Net cash used in financing activities from continuing operations	1,694	-927

Effect of foreign exchange rates on cash and cash equivalents	-3	-7

Net cash used in operating activities from discontinued operations	-8	-8
Net cash used in investing activities from discontinued operations	0	0
Net cash used in financing activities from discontinued operations	0	0

Net cash used in discontinued operations	-8	-8

Net change in cash and cash equivalents	-197	-469

Cash and cash equivalents at the beginning of the period	1,608	2,399

Cash and cash equivalents at the end of the period	1,411	1,930

F5

REVENUE BY REGION
(U.S. GAAP, Non-GAAP* and Non-GAAP at Constant Currency**)
Preliminary and unaudited

	Three months ended June 30,
	2008					2007			% change
					Non-GAAP						Non-GAAP
				Currency	constant						constant
€ millions	U.S. GAAP	Adj.*	Non-GAAP*	impact**	currency**	U.S. GAAP	Adj.*	Non-GAAP*	U.S. GAAP	Non-GAAP*	currency**

Software revenue by region***
EMEA	444	0	444	14	458	350	0	350	27	27	31
Americas	306	0	306	38	344	259	0	259	18	18	33
Asia Pacific Japan	148	0	148	11	159	107	0	107	38	38	49

Total	898	0	898	63	961	716	0	716	25	25	34

Software and software-related service revenue by region***
Germany	353	2	355	0	355	319	0	319	11	11	11
Rest of EMEA	758	20	778	29	807	597	0	597	27	30	35
Total EMEA	1,111	22	1,133	29	1,162	916	0	916	21	24	27
United States	472	24	496	79	575	415	0	415	14	20	39
Rest of Americas	190	2	192	8	200	152	0	152	25	26	32
Total Americas	662	26	688	87	775	567	0	567	17	21	37
Japan	89	1	90	0	90	82	0	82	9	10	10
Rest of Asia Pacific Japan	199	3	202	18	220	139	0	139	43	45	58
Total Asia Pacific Japan	288	4	292	18	310	221	0	221	30	32	40

Total	2,061	52	2,113	134	2,247	1,704	0	1,704	21	24	32

Total revenue by region***
Germany	524	2	526	0	526	454	0	454	15	16	16
Rest of EMEA	1,009	20	1,029	36	1,065	812	0	812	24	27	31
Total EMEA	1,533	22	1,555	36	1,591	1,266	0	1,266	21	23	26
United States	703	24	727	116	843	643	0	643	9	13	31
Rest of Americas	249	2	251	10	261	208	0	208	20	21	25
Total Americas	952	26	978	126	1,104	851	0	851	12	15	30
Japan	115	1	116	0	116	111	0	111	4	5	5
Rest of Asia Pacific Japan	258	3	261	22	283	193	0	193	34	35	47
Total Asia Pacific Japan	373	4	377	22	399	304	0	304	23	24	31

Total	2,858	52	2,910	184	3,094	2,421	0	2,421	18	20	28

*	adjustments in the revenue line items are for the Business Objects support revenue that Business Objects would have recognized had it remained a stand-alone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges. See Appendix for details

**	constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s Non-GAAP constant currency numbers with the Non-GAAP number of the previous year’s respective period

***	based on customer location

F6

REVENUE BY REGION
(U.S. GAAP, Non-GAAP* and Non-GAAP at Constant Currency**)
Preliminary and unaudited

	Six months ended June 30,
	2008					2007			% change
					Non-GAAP						Non-GAAP
				Currency	constant						constant
€ millions	U.S. GAAP	Adj.*	Non-GAAP*	impact**	currency**	U.S. GAAP	Adj.*	Non-GAAP*	U.S. GAAP	Non-GAAP*	currency**

Software revenue by region***
EMEA	736	0	736	24	760	587	0	587	25	25	29
Americas	523	0	523	65	588	507	0	507	3	3	16
Asia Pacific Japan	261	0	261	17	278	184	0	184	42	42	51

Total	1,520	0	1,520	106	1,626	1,278	0	1,278	19	19	27

Software and software-related service revenue by region***
Germany	655	3	658	0	658	590	0	590	11	12	12
Rest of EMEA	1,374	37	1,411	50	1,461	1,077	0	1,077	28	31	36
Total EMEA	2,029	40	2,069	50	2,119	1,667	0	1,667	22	24	27
United States	885	48	933	144	1,077	834	0	834	6	12	29
Rest of Americas	340	4	344	10	354	300	0	300	13	15	18
Total Americas	1,225	52	1,277	154	1,431	1,134	0	1,134	8	13	26
Japan	175	2	177	1	178	144	0	144	22	23	24
Rest of Asia Pacific Japan	368	5	373	27	400	274	0	274	34	36	46
Total Asia Pacific Japan	543	7	550	28	578	418	0	418	30	32	38

Total	3,797	99	3,896	232	4,128	3,219	0	3,219	18	21	28

Total revenue by region***
Germany	977	3	980	0	980	862	0	862	13	14	14
Rest of EMEA	1,846	37	1,883	63	1,946	1,485	0	1,485	24	27	31
Total EMEA	2,823	40	2,863	63	2,926	2,347	0	2,347	20	22	25
United States	1,338	48	1,386	213	1,599	1,262	0	1,262	6	10	27
Rest of Americas	451	4	455	12	467	404	0	404	12	13	16
Total Americas	1,789	52	1,841	225	2,066	1,666	0	1,666	7	11	24
Japan	227	2	229	1	230	199	0	199	14	15	16
Rest of Asia Pacific Japan	479	5	484	33	517	371	0	371	29	30	39
Total Asia Pacific Japan	706	7	713	34	747	570	0	570	24	25	31

Total	5,318	99	5,417	322	5,739	4,583	0	4,583	16	18	25

*	adjustments in the revenue line items are for the Business Objects support revenue that Business Objects would have recognized had it remained a stand-alone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges. See Appendix for details

**	constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s Non-GAAP constant currency numbers with the Non-GAAP number of the previous year’s respective period

***	based on customer location

F7

SHARE-BASED COMPENSATION
(U.S. GAAP and Non-GAAP)
Preliminary and unaudited

	Six months ended June 30,
€ millions	2008	2007	% change

Share-based compensation per expense line item (both U.S. GAAP and Non-GAAP):
Cost of software and software-related services	4	4	0%
Cost of professional services and other services	10	11	-9%
Research and development	15	15	0%
Sales and marketing	15	9	67%
General and administration	8	10	-20%
Other operating income/expense, net	0	0	0%

Total Share-Based Compensation	52	49	6%

FREE CASH FLOW
Preliminary and unaudited

	Six months ended June 30,
€ millions	2008	2007	% change

Net cash provided by operating activities from continuing operations	1,371	1,024	34%
Purchase of long-lived assets excluding additions from business combinations	-171	-196	-13%

Free Cash Flow	1,200	828	45%

HEADCOUNT
Preliminary and unaudited

in Full-Time-Equivalents - from continuing operations	June 30, 2008	December 31, 2007	June 30, 2007

Headcount by Region
Germany	15,303	14,749	14,395
Rest of EMEA	11,235	8,905	8,641
Total EMEA	26,538	23,654	23,036
United States	9,293	7,832	7,594
Rest of Americas	4,491	2,797	2,547
Total Americas	13,784	10,629	10,141
Japan	1,477	1,344	1,267
Rest of Asia Pacific Japan	9,648	8,234	7,292
Total Asia Pacific Japan	11,125	9,578	8,559

Total	51,447	43,861	41,736

Headcount by Functional Area
Software and software related services	6,517	5,831	5,494
Professional services and other services	14,057	12,785	12,268
Research and development	15,148	12,951	12,330
Sales and marketing	10,794	8,282	7,865
General and administration	3,367	2,797	2,635
Infrastructure	1,564	1,215	1,144

Total	51,447	43,861	41,736

F8

MULTI QUARTER SUMMARY
(U.S. GAAP and Non-GAAP)
Preliminary and unaudited

€ millions, unless stated otherwise	Q2/2008	Q1/2008	Q4/2007	Q3/2007	Q2/2007	Q1/2007

Software revenue (U.S. GAAP)	898	622	1,415	714	716	562
Revenue adjustment*	0	0	0	0	0	0
Software revenue (Non-GAAP)	898	622	1,415	714	716	562

Support revenue (U.S. GAAP)	1,099	1,058	1,005	975	944	914
Revenue adjustment*	52	47	0	0	0	0
Support revenue (Non-GAAP)	1,151	1,105	1,005	975	944	914

Subscription and other software-related service revenue (U.S. GAAP)	64	56	53	46	44	39
Revenue adjustment*	0	0	0	0	0	0
Subscription and other software-related service revenue (Non-GAAP)	64	56	53	46	44	39

Software and software-related service revenue (U.S. GAAP)	2,061	1,736	2,473	1,735	1,704	1,515
Revenue adjustment*	52	47	0	0	0	0
Software and software-related service revenue (Non-GAAP)	2,113	1,783	2,473	1,735	1,704	1,515

Total revenue (U.S. GAAP)	2,858	2,460	3,240	2,419	2,421	2,162
Revenue adjustment*	52	47	0	0	0	0
Total revenue (Non-GAAP)	2,910	2,507	3,240	2,419	2,421	2,162

Operating income (U.S. GAAP)	593	359	1,109	606	581	436
Revenue adjustment*	52	47	0	0	0	0
Expense adjustment*	66	83	19	18	13	11
Operating income (Non-GAAP)	711	489	1,128	624	594	447

Operating margin (U.S. GAAP)	20.7%	14.6%	34.2%	25.1%	24.0%	20.2%
Operating margin (Non-GAAP)	24.4%	19.5%	34.8%	25.8%	24.5%	20.7%

Effective tax rate from continuing operations (Non-GAAP)	30.7%	29.0%	33.8%	35.1%	25.8%	33.5%

EPS from continuing operations — basic in €(U.S. GAAP)	0.34	0.21	0.63	0.34	0.37	0.26
EPS from continuing operations — diluted in €(U.S. GAAP)	0.34	0.21	0.63	0.34	0.37	0.26
EPS from continuing operations — basic in €(Non-GAAP)	0.42	0.29	0.64	0.35	0.38	0.26
EPS from continuing operations — diluted in €(Non-GAAP)	0.42	0.29	0.64	0.35	0.38	0.26

Headcount**	51,447	51,274	43,861	42,601	41,736	40,318

*	adjustments in the revenue line items are for the Business Objects support revenue that Business Objects would have recognized had it remained a stand-alone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges. See Appendix for details

**	in Full-Time-Equivalents — from continuing operations

F9

APPENDIX
Explanation of Non-GAAP Measures
This document discloses certain financial measures, such as Non-GAAP revenues, Non-GAAP operating income, Non-GAAP operating margin, free cash flow, a constant currency revenue and operating income measures as well as U.S. Dollar based revenue numbers, that are not prepared in accordance with U.S. GAAP and are therefore considered non-GAAP financial measures. Our non-GAAP financial measures may not correspond to non-GAAP financial measures that other companies report. The non-GAAP financial measures that we report should be considered as additional to, and not as substitutes for or superior to, revenue, operating income, cash flows, or other measures of financial performance prepared in accordance with U.S. GAAP. Our non-GAAP financial measures included in this press release are reconciled to the nearest U.S. GAAP measure in the tables on the pages F1 to F9 above.
Non-GAAP Revenues, Non-GAAP Operating Income and Non-GAAP Operating Margin
We believe that it is of interest to investors to receive certain supplemental historical and prospective financial information used by our management in running our business – in addition to financial data prepared in accordance with U.S. GAAP. Beginning in 2008 we use both Non-GAAP revenues and Non-GAAP operating income / Non-GAAP operating margin as defined below consistently in our planning, forecasting, reporting, compensation and external communication.
Non-GAAP revenue: Revenues in this document identified as “Non-GAAP revenue” have been adjusted from the respective U.S. GAAP numbers by including the full amount of Business Objects support revenues that would have been reflected by Business Objects had it remained a stand-alone entity but are not permitted to be reflected as revenues under U.S. GAAP as a result of fair value accounting for Business Objects support contracts in effect at the time of the Business Objects acquisition.
Under U.S. GAAP we record at fair value the Business Objects support contracts in effect at the time of the acquisition of Business Objects. Consequently, our U.S. GAAP support revenues, our U.S. GAAP software and software-related service revenues and our U.S. GAAP total revenues for periods subsequent to the Business Objects acquisition do not reflect the full amount of support revenue that Business Objects would have recorded for these support contracts absent the acquisition by SAP. Adjusting revenue numbers for this one-time revenue impact provides additional insight into our ongoing performance because the support contracts are typically one-year contracts and renewals of these contracts are expected to result in revenues that are not impacted by the business combination-related fair value accounting.
We believe that our Non-GAAP revenue numbers have limitations, particularly as the eliminated amounts may be material to us. We therefore do not evaluate our growth and performance without considering both Non-GAAP revenues and U.S. GAAP revenues. We caution the readers of this document to follow a similar approach by considering our Non-GAAP revenues only in addition to, and not as a substitute for or superior to, revenues or other measures of our financial performance prepared in accordance with U.S. GAAP.
Non-GAAP operating income / Non-GAAP operating margin: Operating income and operating margin in this document identified as “Non-GAAP operating income” or “Non-GAAP operating margin” have been adjusted from the respective operating income and operating margin numbers as recorded under U.S. GAAP by including the full amount of Business Objects support revenues to be included in Non-GAAP revenue, and by excluding acquisition-related charges. Acquisition related charges in this context comprise:
.	Amortization expense of intangibles acquired in business combination and standalone acquisitions of intellectual property

.	Expense from purchased in-process research and development

.	Restructuring expenses as far as incurred in connection with a business combinations and accounted for under SFAS 146 in SAP’s U.S. GAAP financial statements
Although acquisition-related charges include recurring items from past acquisitions, such as amortization of acquired intangible assets, they also include an unknown component, relating to current-year acquisitions. We cannot accurately assess or plan for that unknown component until we have finalized our purchase price allocation. Furthermore acquisition-related charges may include one-time charges that are not reflective of our ongoing operating performance.

F10

We believe that our Non-GAAP financial measures described above have limitations, particularly as the eliminated amounts may be material to us. We therefore do not evaluate our growth and performance without considering both Non-GAAP operating income / Non-GAAP operating margin numbers and U.S. GAAP operating income and margin numbers. We caution the readers of this document to follow a similar approach by considering our Non-GAAP operating income / Non-GAAP operating margin numbers only in addition to, and not as a substitute for or superior to, revenues or other measures of our financial performance prepared in accordance with U.S. GAAP.
Free Cash Flow
We believe that free cash flow is a widely accepted supplemental measure of liquidity. Free cash flow measures a company’s cash flow remaining after all expenditures required to maintain or expand the business have been paid off. We calculate free cash flow as operating cash flow from continuing operations minus additions to long-lived assets excluding additions from acquisitions. Free cash flow should be considered in addition to, and not as a substitute for or superior to, cash flow or other measures of liquidity and financial performance prepared in accordance with U.S. GAAP.
Constant Currency Period-over-Period Changes
We believe it is important for investors to have information that provides insight into our sales. Revenue measures determined under U.S. GAAP provide information that is useful in this regard. However, both sales volume and currency effects impact period-over-period changes in sales revenue. We do not sell standardized units of products and services, so we cannot provide relevant information on sales volume by providing data on the changes in product and service units sold. To provide additional information that may be useful to investors in breaking down and evaluating changes in sales volume, we present information about our revenue and various values and components relating to operating income that are adjusted for foreign currency effects. We calculate constant currency year-over-year changes in revenue and operating income by translating foreign currencies using the average exchange rates from the previous (comparator) year instead of the report year.
We believe that data on constant currency period-over-period changes have limitations, particularly as the currency effects that are eliminated constitute a significant element of our revenues and expenses and may severely impact our performance. We therefore limit our use of constant currency period-over-period changes to the analysis of changes in volume as one element of the full change in a financial measure. We do not evaluate our results and performance without considering both constant currency period-over-period changes on the one hand and changes in revenues, expenses, income, or other measures of financial performance prepared in accordance with U.S. GAAP on the other. We caution the readers of this document to follow a similar approach by considering data on constant currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenues, expenses, income, or other measures of financial performance prepared in accordance with U.S. GAAP.
U.S. Dollar-based Non-GAAP Revenue Measures
Substantially all of our major competitors report their financial performance in U.S. Dollars. Thus changes in exchange rates, particularly in the U.S. Dollar to Euro rates, affect the financial statements of our competitors differently than our Euro-based financial statements. We therefore believe that U.S. Dollar-based revenue numbers for SAP provide investors with useful additional information that enables them to better compare SAP’s revenue growth with SAP’s competitors’ revenue growth irrespective of movements in exchange rates.
Our U.S. Dollar Non-GAAP Revenue numbers are determined as if SAP’s reporting currency was the U.S. Dollar. In fact, the reporting currency of our U.S. GAAP and IFRS consolidated financial statements as filed in Germany and in the U.S. with the U.S. Securities and Exchange Commission (SEC) is the Euro. Additionally, our U.S. Dollar Non-GAAP Revenue numbers have been adjusted from the respective U.S. GAAP revenue numbers by the same support revenue fair value adjustment than our Non GAAP Revenue numbers explained above.
SAP’s management uses our U.S. Dollar Non-GAAP Revenue numbers to gain a better understanding of SAP’s operating results compared to SAP’s major competitors.
We believe that our U.S. Dollar Non-GAAP Revenue numbers have limitations, particularly because the impact of currency exchange rate fluctuations and the eliminated amounts may be material to us. We therefore do not evaluate our growth and performance without considering both Non-GAAP revenues and Euro-based U.S. GAAP revenues. We caution the readers of this document to follow a similar approach by considering our U.S. Dollar Non-GAAP Revenue numbers only in addition to, and not as a substitute for or superior to, revenues or other measures of our financial performance prepared in accordance with U.S. GAAP and reported in Euro.

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